Exhibit 99.2

Form 51-102F3
Material Change Report

1.	Name and Address of Company

MAG Silver Corp.

Suite 770 - 800 West Pender Street

Vancouver, BC

V6C 2V6   Canada

2.	Date of Material Change

May 5, 2011

3.	News Release

MAG Silver Corp. (the “Company”) issued a news release dated May 5, 2011 (the “News Release”) relating to the material change.  The News Release was distributed through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change

On May 5, 2011, the Company reported that it was informed late May 4, 2011 that a three member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce (“ICC”), has unanimously ruled that Fresnillo plc (“Fresnillo”) has committed numerous breaches and violations of the shareholders agreement governing the Juanicipio Joint Venture ("Shareholders Agreement"), including the breach of a standstill provision which prohibits any attempt by Fresnillo to, directly or indirectly, take control of MAG without MAG's consent.  Among other things, the ICC awarded approximately US$1.86 million in damages to MAG, which represents MAG's costs of defending Fresnillo’s improper “take-under” bid in late 2008 and 2009.

5.	Full Description of Material Change

For a full description of the material change, please see “Schedule A” below.  The press release may also be viewed on SEDAR at www.sedar.com .

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Dan MacInnis
President and Chief Executive Officer

Telephone: (604) 630-1399
Facsimile: (604) 681-0894

9.	Date of Report

May 5, 2011